Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

June 27, 2018

Ms. Mara L. Ransom

Assistant Director

Office of Consumer Products

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Allegro Merger Corp.
Registration Statement on Form S-1
SEC File No. 333-225270

Dear Ms. Ransom:

As discussed with the Staff earlier today, we hereby confirm on behalf of our client, Allegro Merger Corp., that Section 6.12 of the Registration Rights Agreement (which was filed as Exhibit 10.4 to the above-referenced Registration Statement) is not meant to act as a waiver by any party to the agreement to bring any claim under the Federal securities laws.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:	Eric S. Rosenfeld